

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549



20170081


DIVISION OF
CORPORATION FINANCE

February 7, 2017


Elizabeth A. Ising
Gibson, Dunn & Crutcher LLP
shareholderproposals@gibsondunn.com


Re: Anthem, Inc.
Incoming letter dated January 9, 2017

Dear Ms. Ising:

This is in response to your letter dated January 9, 2017 concerning the shareholder proposal submitted to Anthem by The Sisters of St. Francis of Philadelphia et al. We also have received a letter on the proponents' behalf dated February 2, 2017. Copies of all of the correspondence on which this response is based will be made available on our website at http://www.sec.gov/divisions/corpfin/cf-noaction/14a-8.shtml. For your reference, a brief discussion of the Division's informal procedures regarding shareholder proposals is also available at the same website address.

Sincerely,

Matt S. McNair
Senior Special Counsel

Enclosure

cc: Paul M. Neuhauser
pmneuhauser@aol.com

February 7, 2017

**Response of the Office of Chief Counsel**
**Division of Corporation Finance**

Re: Anthem, Inc.
Incoming letter dated January 9, 2017

The proposal requests that Anthem prepare a report on lobbying contributions and expenditures that contains information specified in the proposal.

There appears to be some basis for your view that Anthem may exclude the proposal under rule 14a-8(i)(12)(iii). In this regard, we note that proposals dealing with substantially the same subject matter were included in Anthem's proxy materials for meetings held in 2016, 2013 and 2012 and that the 2016 proposal received 9.32 percent of the vote. Accordingly, we will not recommend enforcement action to the Commission if Anthem omits the proposal from its proxy materials in reliance on rule 14a-8(i)(12)(iii).

Sincerely,

Brigitte Lippmann
Attorney-Adviser

## DIVISION OF CORPORATION FINANCE
## INFORMAL PROCEDURES REGARDING SHAREHOLDER PROPOSALS

The Division of Corporation Finance believes that its responsibility with respect to matters arising under Rule 14a-8 [17 CFR 240.14a-8], as with other matters under the proxy rules, is to aid those who must comply with the rule by offering informal advice and suggestions and to determine, initially, whether or not it may be appropriate in a particular matter to recommend enforcement action to the Commission. In connection with a shareholder proposal under Rule 14a-8, the Division's staff considers the information furnished to it by the company in support of its intention to exclude the proposal from the company's proxy materials, as well as any information furnished by the proponent or the proponent's representative.

Although Rule 14a-8(k) does not require any communications from shareholders to the Commission's staff, the staff will always consider information concerning alleged violations of the statutes and rules administered by the Commission, including arguments as to whether or not activities proposed to be taken would violate the statute or rule involved. The receipt by the staff of such information, however, should not be construed as changing the staff's informal procedures and proxy review into a formal or adversarial procedure.

It is important to note that the staff's no-action responses to Rule 14a-8(j) submissions reflect only informal views. The determinations reached in these no-action letters do not and cannot adjudicate the merits of a company's position with respect to the proposal. Only a court such as a U.S. District Court can decide whether a company is obligated to include shareholder proposals in its proxy materials. Accordingly, a discretionary determination not to recommend or take Commission enforcement action does not preclude a proponent, or any shareholder of a company, from pursuing any rights he or she may have against the company in court, should the company's management omit the proposal from the company's proxy materials.

PAUL M. NEUHAUSER
*Attorney at Law (Admitted New York and Iowa)*

1253 North Basin Lane
Siesta Key
Sarasota, FL 34242

Tel and Fax: (941) 349-6164 Email: pmneuhauser@aol.com

February 2, 2017

Securities & Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Att: Matt McNair, Esq.
Special Counsel
Division of Corporation Finance

Via email to shareholderproposals@sec.gov

Re: Shareholder Proposal submitted to Anthem, Inc.

Dear Sir/Madam:

I have been asked by The Sisters of St. Francis of Philadelphia, Daughters of Charity, Inc. (St. Louis Province), Mercy Investment Services, Inc., Oblate International Pastoral Investment Trust, the Benedictine Sisters of Monasterio Pan De Vida, Northwest Woman Religious Investment Trust and Harrington Investments, Inc. (hereinafter referred to jointly as the "Proponents"), each of which is the beneficial owner of shares of common stock of Anthem, Inc. (hereinafter referred to either as "Anthem" or the "Company"), and who have jointly submitted a shareholder proposal to Anthem, to respond to the letter dated January 9, 2017, sent to the Securities & Exchange Commission by the Company, in which Anthem contends that the Proponents' shareholder proposal may be excluded from the Company's year 2017 proxy statement by virtue of Rule 14a-8(i)(12).

I have reviewed the Proponents' shareholder proposal, as well as the aforesaid letter sent by the Company, and based upon the foregoing, as well as upon a review of Rule 14a-8, it is my opinion that the Proponents' shareholder proposal must be included in Anthem's year 2017 proxy statement and that it is not excludable by virtue of the cited rule.

---

The Proponents' shareholder proposal requests the Company to prepare a report on its lobbying activities.

---

RULE 14a-8(i)(12)

The Company's position is based entirely on the proposition that lobbying expenses and political expenses are the same. They are not.

The 2012 and 2013 shareholder proposals (Company's Exhibits C and D, together the "Political Proposals") deal exclusively with political contributions to political parties and candidates by Anthem. There is no mention whatsoever in the Political Proposals of lobbying expenditures. None. Not a word.

The Proponents' shareholder proposal as well as the 2015 proposal (Company's Exhibit A and, together with the Proponents' proposal, the "Lobbying Proposals") deal exclusively with lobbying expenses by Anthem. There is no mention whatsoever in the Lobbying Proposals of political expenditures. None. Not a word.

There is absolutely no information or data that the Political Proposals request the Company to disclose, that would also be disclosed by the Lobbying Proposals request.

Similarly, there is no information or data that the Lobbying Proposals request the Company to disclose, that would also be disclosed by the Political Proposals request.

In short, there is no overlap whatever in the two types of requests. Not an iota. Not a scintilla. Nothing.

It is therefore difficult in the extreme to conclude that the two types of proposals deal with substantially the same subject matter. More than difficult. Impossible.

The purpose of Rule 14a-8(i)(12) is, in the words of Release 34-19135 (October 14, 1982), is "to provide issuers with a means to avoid having to continue to bear the cost of including proposals that have generated little interest when previously presented to security holders". That could only be true in the instant case if political contributions to candidates and parties are the same thing as lobbying expenditures. Obviously, they are not.

In addition to simple common sense, the two types of corporate expenditures are subject to very different regulatory regimes. For example, lobbying is regulated at the Federal level by the Lobbying Disclosure Act of 1995, as amended (2 U.S.C. 1601 et seq) (the "Act"), which applies to lobbying of both the Legislative and executive branches of the Federal Government. (See also the 38 page "Lobbying Disclosure Act Guidance", prepared by the Clerk of the House of Representatives and the Secretary of the Senate available at http://lobbyingdisclosure.house.gov., which spells out the requirements for lobbyists to register, the reporting requirements for those so registered, the requirements for identifying the client of the lobbyist, the required filing of quarterly and semi-annual reports by lobbyists etc.)

The Congressional findings in Section 1601 include:

(1) responsible representative Government requires public awareness of the efforts of paid lobbyists to influence the public decision making process in both the legislative and executive branches of the Federal Government;

Lobbying is essentially defined in Section 1602(8)(A):

The term "lobbying contact" means any oral or written communication (including an electronic communication) to a covered executive branch official or a covered legislative branch official that is made on behalf of a client with regard to—
(i) the formulation, modification, or adoption of Federal legislation (including legislative proposals);
(ii) the formulation, modification, or adoption of a Federal rule, regulation, Executive order, or any other program, policy, or position of the United States Government;

(iii) the administration or execution of a Federal program or policy (including the negotiation, award, or administration of a Federal contract, grant, loan, permit, or license); or
(iv) the nomination or confirmation of a person for a position subject to confirmation by the Senate.

Similar regulatory regimes are in effect in all 50 states. See www.ncsl.org/research/ethics/lobbyist-regulation, where it is stated:

> State lobbying laws have sprung up in response to the proliferation of the "third house" and the influence that it exerts. The details of each state's lobbying laws differ markedly, so much so that nearly 50 different versions exist. There are common themes, however. All states define who is a lobbyist and what is lobbying, and all definitions reflect that lobbying is an attempt to influence government action. All states have lobbyist registration requirements, and all require lobbyists to report on their activities.

However, there is no restriction on how much money a company can spend on lobbying. This is not the case with respect to political contributions.

In contrast to the elaborate Federal and state lobbying regimes to which Anthem is subject, the rules on political contributions are quite different. At the Federal level, an entirely separate and distinct regulatory regime, entirely unrelated to the lobbying regime, is administered by the Federal Election Commission. See www.fes.gov/law. Notwithstanding *Citizens United* (which involved independent expenditures, not direct political contributions), it remains illegal for corporations to contribute to candidates in Federal elections. See 52 U.S.C. 30118. Prior to *Citizens United* there were restrictions on corporate political contribution in most states and twenty-four states prohibited entirely such contributions. See www.ncsl.org/research/elections-and-campaigns/citizens-united-and-the-states/.

In summary, since the regulatory regimes are totally different and the data requested are totally different, shareholder proposals requesting disclosure of lobbying information do not have substantially the same subject matter as shareholder proposals requesting disclosure of political contributions. The Company's claim that they both have the same subject matter, namely "political spending" is equivalent to a claim that two proposals have the same subject matter, namely the registrant's "supply chain", because one pertains to slave labor in China and the other to working conditions in India. Or that two proposals have substantially the same subject matter because they both focus on "climate change", even though they each deal with separate aspects of climate change's impact on the registrant. See, e.g., *Chevron Corporation* (March 23, 2016).

Furthermore, the Company's attempt to find even the smallest overlap in the coverage of the Lobbying Proposals with the Political Proposals is in vain at best and disingenuous at worst.

First, it claims (page 7, first bullet point) that because both the Lobbying Proposals and the Political Proposals include payments made by or through trade associations that the two proposals overlap. This is not so since each Proposal addresses a different payment, even if made by the same organization. For example, political payments would not be reported under the Lobbying disclosure Act, described above. The reference to "any tax-exempt organization that writes and endorses model legislation" is a reference to the American Legislative Exchange Council, a group that writes (as do many lobbyists) legislation and lobbys for its adoption in state legislatures. (See www.wikipedia.org/wiki/American_Legislative_Exchange_Council. It does not make political contributions.

The Company further claims (page 7, toward the end of the second bullet point) that the wording of the Proponents' proposal is broad enough to include spending on referenda, citing a NCSL definition. There are at least four difficulties with this argument. First, the shareholder proposal makes no reference whatsoever to referenda. Second, in the context, it is clear that the Proponents' shareholder proposal addresses exclusively attempts to influence the Legislative and the Executive branches, not public voting. Third, it is unclear that the quoted NCSL definition changes anything at all or in any way expands the scope of the Proponents' shareholder proposal. Fourth, if somehow it is deemed to so expand the scope of the proposal, such expansion would not occur to anyone who was not explicitly cited to the NCSL definition.

With one exception, the Company's citation of Staff letters fare no better. Those cited on page 4, in the carryover paragraph on pages 5 and 6 and in the only full paragraph on page 9, do not deal with the question of whether lobbying proposals are the same as political proposals They are therefore of no assistance to Anthem, since the question of whether two proposals have substantially the same subject matter cannot be answered by reference to letters involving totally unrelated subject matters.

The Company relies heavily on *Pfizer Inc*. (Jan. 9, 2013). (See pages 5 and 8 of its letter.) In that instance the proposal at issue related to lobbying expenditures. The earlier proposal had requested disclosure of both political expenditures and "attempts to influence legislation". Since 100% of what was requested in the second proposal had been included in the prior proposal, the Staff letter reached the correct result. But it does not constitute a precedent in the instant situation since there is no overlap between the Lobbying Proposals and the Political Proposals.

The Company's reliance (see pages 5 and 8 of its letter) on *The Goldman Sachs Group, Inc*. (Feb. 17, 2015) is better placed, but still insufficient. It is quite apparent in the instant case that the Political Proposals did not include lobbying. For example, the Supporting Statement for the Political Proposals states that the proposal aims at "activities considered intervention in any political campaigns under the Internal Revenue Code". This is a reference is to IRC 162(e)(1)(B), which prohibits deductions for expenditures in connection with "participation in, or intervention" in any campaign for political office. The reference is quite specific, quoting the IRC's use of the word "intervention" and referring to political campaigns. It is clear that IRC 162(e)(1)(B) does not include lobbying since that is explicitly covered in the previous subsection of the Code (IRC 162(e)(1) (A)) which prohibits deduction for "influencing legislation". Thus, the Supporting Statement provides conclusive evidence that the Political Proposals dealt exclusively with political expenditures but not with lobbying expenditures. In addition, the Supporting Statement for the Political Proposals also refers to the *Citizens United* case, which was concerned exclusively with political spending, and not at all with lobbying spending. Furthermore, an examination of the text of the Political Proposal clearly indicates that it does not include lobbying. Thus, it requests a report on two facets of political contributions. First, it requests that the registrant's policies and procedures with respect to political contributions be disclosed. Second, it requests disclosure of the actual expenditures. In connection with the second request, the proposal defines what it means by political expenditures. That definition is limited to (i) "political campaigns on behalf of . . . any candidate for political office" and (ii) "attempts to influence the general public . . . with respect to elections or referenda". There is no way that such a definition of political expenditures, which is very limit and precise, and set forth in the proposal itself, can be construed to include lobbying. Therefore the Lobbying Proposals cannot deal with substantially the same subject matter as the Political Proposals. To the extent that the *Goldman Sachs* letter reaches a contrary conclusion it is illogical and should not be followed.

Rather, another Goldman Sachs letter is more persuasive, namely *The Goldman Sachs Group, Inc*. (Mar. 14, 2013) (the "2013 Goldman Letter"), which is cited by the Company in the sole full paragraph on page 10 of its letter. In that letter the Staff determined that a subsequent lobbying proposal did not cover substantially the same matter as a prior political expenditure proposal The prior political expenditure proposal had made specific reference to IRC 162(e)(1)(B) in defining what is meant by political expenditures. We submit that the similar reference in the Proponents' Supporting Statement renders the instant situation identical to that which existed in the 1913 Goldman Letter.

Finally, we do not believe that Staff letters issued under other 14a-8 exclusions, such as (i)(11) (see carryover paragraph, pages 9-10 of the Company's letter), have any probative value in addressing questions under (i)(12).

For the foregoing reasons, the Company has failed to carry its burden of proving that the Proponents' shareholder proposal is excludable by virtue of Rule 14a-8(i)(12).

---

In conclusion, we request that the Staff inform the Company that the SEC Proxy Rules require denial of the Company's no-action letter request. We would appreciate your telephoning the undersigned at 941-349-6164 with respect to any questions in connection with this matter or if the Staff wishes any further information. Faxes can be received at the same number and mail and email addresses appear on the letterhead.

Very truly yours,

Paul M. Neuhauser

cc: Elizabeth A. Ising
All proponents
Josh Zinner

GIBSON DUNN

Gibson, Dunn & Crutcher LLP

1050 Connecticut Avenue, N.W.
Washington, DC 20036-5306
Tel 202.955.8500
www.gibsondunn.com

Elizabeth A. Ising
Direct: +1 202.955.8287
Fax: +1 202.530.9631
Eising@gibsondunn.com

January 9, 2017

VIA E-MAIL

Office of Chief Counsel
Division of Corporation Finance
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549

Re: *Anthem, Inc.*
*Shareholder Proposal of The Sisters of St. Francis of Philadelphia et al.*
*Exchange Act of 1934—Rule 14a-8*

Ladies and Gentlemen:

This letter is to inform you that Anthem, Inc. (the "Company"), intends to omit from its proxy statement and form of proxy for its 2017 Annual Meeting of Shareholders (collectively, the "2017 Proxy Materials") a shareholder proposal (the "Proposal") and statements in support thereof received from the Sisters of St. Francis of Philadelphia and co-filers Harrington Investments, Inc., the Northwest Women Religious Investment Trust, Daughters of Charity, Inc., Mercy Investment Services, Inc., the Oblate International Pastoral Investment Trust, and Monasterio Pan De Vida (collectively, the "Proponents").

Pursuant to Rule 14a-8(j), we have:

- filed this letter with the Securities and Exchange Commission (the "Commission") no later than eighty (80) calendar days before the Company intends to file its definitive 2017 Proxy Materials with the Commission; and

- concurrently sent copies of this correspondence to the Proponents.

Rule 14a-8(k) and Staff Legal Bulletin No. 14D (Nov. 7, 2008) ("SLB 14D") provide that shareholder proponents are required to send companies a copy of any correspondence that the proponents elect to submit to the Commission or the staff of the Division of Corporation Finance (the "Staff"). Accordingly, we are taking this opportunity to inform the Proponents that if the Proponents elect to submit additional correspondence to the Commission or the Staff with respect to this Proposal, a copy of that correspondence should be furnished concurrently to the undersigned on behalf of the Company pursuant to Rule 14a-8(k) and SLB 14D.

**THE PROPOSAL**

The Proposal states:

> RESOLVED, the shareholders of Anthem request the preparation of a report, updated annually, disclosing:
>
> 1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
>
> 2. Payments by Anthem used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
>
> 3. Anthem's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
>
> 4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.
>
> For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation, and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Anthem is a member.
>
> Both "direct and indirect lobbying" and "grassroots lobbying communications" including efforts at the local, state and federal levels.
>
> The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Anthem's website.

A copy of the Proposal, as well as related correspondence from the Proponents, is attached to this letter as Exhibit A.

**BASIS FOR EXCLUSION**

We hereby respectfully request that the Staff concur in our view that the Proposal may be excluded from the 2017 Proxy Materials, pursuant to Rule 14a-8(i)(12)(iii), because the Proposal deals with substantially the same subject matter as three previously submitted shareholder proposals that were included in the Company's 2012, 2013 and 2016 proxy materials, and the most recently submitted of those proposals did not receive the support necessary for resubmission.

## ANALYSIS

**The Proposal May Be Excluded Under Rule 14a-8(i)(12)(iii) Because It Deals With Substantially The Same Subject Matter As Three Previously Submitted Proposals, And The Most Recently Submitted Of Those Proposals Did Not Receive The Support Necessary For Resubmission.**

Under Rule 14a-8(i)(12)(iii), a shareholder proposal dealing with "substantially the same subject matter as another proposal or proposals that has or have been previously included in the company's proxy materials within the preceding 5 calendar years" may be excluded from the proxy materials "for any meeting held within 3 calendar years of the last time it was included if the proposal received . . . [l]ess than 10% of the vote on its last submission to shareholders if proposed three times or more previously within the preceding 5 calendar years."

*A. Overview Of Rule 14a-8(i)(12).*

The Commission has indicated that the condition in Rule 14a-8(i)(12) that the shareholder proposals deal with "substantially the same subject matter" does not mean that the previous proposal(s) and the current proposal must be exactly the same. Although the predecessor to Rule 14a-8(i)(12) required a proposal to be "substantially the same proposal" as prior proposals, the Commission amended this rule in 1983 to permit exclusion of a proposal that "deals with substantially the same subject matter." The Commission explained the reason for and meaning of the revision, stating:

> The Commission believes that this change is necessary to signal a clean break from the strict interpretive position applied to the existing provision. The Commission is aware that the interpretation of the new provision will continue to involve difficult subjective judgments, but anticipates that those judgments will be based upon a consideration of the substantive concerns raised by a proposal rather than the specific language or actions proposed to deal with those concerns.

Exchange Act Release No. 20091 (Aug. 16, 1983).

Accordingly, the Staff has confirmed numerous times that Rule 14a-8(i)(12) does not require that the shareholder proposals or their subject matters be identical in order for a company to exclude the later-submitted proposal. When considering whether proposals deal with substantially the same subject matter, the Staff has focused on the "substantive concerns" raised by the proposals rather than on the specific language or corporate action proposed to be taken.

Thus, the Staff has concurred with the exclusion of proposals under Rule 14a-8(i)(12) when the proposal in question addresses similar underlying issues as a prior proposal, even if the proposals recommended that the company take different actions. *See Medtronic Inc*. (avail. June 2, 2005) and *Bank of America Corp*. (avail. Feb. 25, 2005) (in each case, concurring that a proposal requesting that the company list all political and charitable contributions on its website was excludable as it dealt with substantially the same subject matter as prior proposals requesting that the company cease making charitable contributions); *Saks Inc*. (avail. Mar. 1, 2004) (concurring that a proposal requesting that the board of directors implement a code of conduct based on International Labor Organization standards, establish an independent monitoring process and annually report on adherence to such code was excludable as it dealt with substantially the same subject matter as a prior proposal requesting a report on the company's vendor labor standards and compliance mechanism).

Similarly, in *Pfizer Inc.* (avail. Feb. 25, 2008), the Staff permitted the exclusion of a proposal requesting a report on the rationale for increasingly exporting the company's animal experimentation to countries that have substandard animal welfare regulations because the proposal dealt with substantially the same subject matter as previous proposals on animal care and testing (including a proposal requesting a report on the feasibility of amending the company's animal care policy to extend to all contract laboratories and a proposal requesting a policy statement committing to the use of *in vitro* tests in place of other specific animal testing methods). The specific actions requested by the proposals in *Pfizer* were widely different—providing a rationale for the company's use of overseas animal testing facilities as compared to issuing a policy statement regarding the use of alternative test procedures in the company's research work—but in concurring with exclusion the Staff agreed with the company that the substantive concern underlying all of these proposals was a concern for animal welfare. *See also Ford Motor Co.* (avail. Feb. 28, 2007) (proposal requesting that the board institute an executive compensation program that tracks progress in improving fuel efficiency of the company's new vehicles was excludable as involving substantially the same subject matter as a prior proposal on linking a significant portion of executive compensation to progress in reducing greenhouse gas emissions from the company's new vehicles); *Bristol-Myers Squibb Co.* (avail. Feb. 11, 2004) (proposal requesting that the board review pricing and marketing policies and prepare a report on how the company will respond to pressure to increase access to prescription drugs was excludable as involving substantially the same subject matter as prior proposals requesting the creation and implementation of a policy of price restraint on pharmaceutical products); *Eastman Chemical Co.* (avail. Feb. 28, 1997) (proposal requesting a report on the legal issues related to the supply of raw materials to tobacco companies was excludable as involving substantially the same subject matter as a prior proposal requesting that the company divest a product line that produced materials used to manufacture cigarette filters).

Furthermore, the Staff has permitted the exclusion of a proposal that requested disclosure related to lobbying, while previous proposals requested disclosure related to political contributions where the proposals overlapped. For example, in *The Goldman Sachs Group, Inc*. (avail. Feb. 17, 2015), the Staff permitted the exclusion of a proposal regarding lobbying disclosures (the "Goldman Sachs Proposal") that is substantially similar to the Proposal, because the Staff agreed that it dealt with substantially the same subject matter as three prior proposals that had been included in the company's proxy materials. Notably, one of the prior proposals focused on political contributions disclosures but also requested that the company disclose, among other things, "policies and procedures for expenditures made with corporate funds to trade associations and other tax-exempt entities that are used for political purposes" and "[i]ndirect monetary and non-monetary expenditures used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda." Thus, although the Goldman Sachs Proposal discussed lobbying activities and the noted prior proposal discussed political contributions, the Staff still permitted the Goldman Sachs Proposal to be excluded under Rule 14a-8(i)(12) because the prior proposal also addressed political spending more broadly, including trade association and legislative matters.

Similarly, in *Pfizer Inc.* (avail. Jan. 9, 2013), the Staff concurred with the exclusion of a proposal regarding lobbying disclosures (the "Pfizer Proposal") that is nearly identical to the Proposal, because the Staff agreed that it dealt with substantially the same subject matter as two prior proposals that had been included in the company's proxy materials. The prior proposals primarily addressed political contributions but also requested, among other things, that Pfizer publish "a detailed statement of each contribution made by the Company, either directly or indirectly . . . in respect of a political campaign, political *party, referendum or citizens' initiative, or attempts to influence legislation*" (emphasis added). Thus, although the Pfizer Proposal referred to lobbying activities, while the prior proposals referred to political contributions, the Staff still permitted the Pfizer Proposal to be excluded under Rule 14a-8(i)(12) because the prior proposals also requested information regarding the company's political spending more broadly, including referenda and other legislative efforts.

In addition, the Staff has concurred in the exclusion under Rule 14a-8(i)(12) of proposals even where they differ in scope from the prior proposals to which they are compared. *See Dow Jones & Co., Inc*. (avail. Dec. 17, 2004) (concurring that a proposal requesting that the company publish information relating to its process for donations to a particular non-profit organization was excludable as it dealt with substantially the same subject matter as a prior proposal requesting an explanation of the procedures governing all charitable donations);

*General Motors Corp.* (avail. Mar. 18, 1999) (concurring that a proposal regarding goods or services that utilize slave or forced labor in China was excludable because it dealt with the same subject matter as previous proposals that would have applied to the Soviet Union as well as China).

*B. The Proposal Deals With Substantially The Same Subject Matter As At Least Three Proposals That Were Previously Included In The Company's Proxy Materials Within The Preceding Five Calendar Years.*

The Company has, within the past five years, included in its proxy materials at least three shareholder proposals regarding the Company's political spending broadly, including trade association as well as legislative matters.

- The Company included a shareholder proposal in its 2016 proxy materials, filed with the Commission on April 1, 2016 (the "2016 Proposal," attached as Exhibit B). The whereas and resolved clauses of the 2016 Proposal are identical to those in the Proposal.

- The Company included a shareholder proposal in its 2013 proxy materials, filed with the Commission on April 2, 2013 (the "2013 Proposal," attached as Exhibit C), that requested that the Company provide a semi-annual report disclosing the Company's "[p]olicies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds," and "[m]onetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda." The supporting statements also made clear that the scope of the disclosure requested was very broad and included "*all* of [the Company's] political spending, including payments to trade associations and other tax-exempt organizations for political purposes" (emphasis added).

- The Company included a shareholder proposal in its 2012 proxy materials, filed with the Commission on April 2, 2012 (the "2012 Proposal," attached as Exhibit D), that is identical to the 2013 Proposal.

The Proposal deals with substantially the same substantive concern—political spending by the Company, including payments to trade associations and related to legislative matters—as the 2016 Proposal, the 2013 Proposal and the 2012 Proposal (collectively, the "Previous Proposals"). The whereas and resolved clauses of the 2016 Proposal are identical to those of the Proposal. Furthermore, the express language of the Proposal and the Previous Proposals broadly describes the political spending covered and thus demonstrates that they address the same substantive concern. For example:

- *The Proposal and the Previous Proposals each expressly request disclosure of the Company's political spending involving trade associations and other tax-exempt organizations.* The supporting statements of the 2013 Proposal and the 2012 Proposal state that the scope of the disclosure requested is very broad and includes disclosure of "*all* of [the Company's] political spending, including payments to trade associations and other tax-exempt organizations for political purposes" (emphasis added). Similarly, the Proposal and the 2016 Proposal request the disclosure of the Company's "payments to any tax-exempt organization that writes and endorses model legislation" and payments by the Company for lobbying "engaged in by a trade association or other organization of which Anthem is a member."

- *The Proposal and Previous Proposals each seek reports disclosing the Company's political spending intended to influence the legislative and political process.* The 2013 Proposal and the 2012 Proposal seek disclosure of the Company's political spending, including that "used in any attempt to influence the general public . . . with respect to elections or referenda." Similarly, the Proposal and the 2016 Proposal seek disclosure of political spending, including for grassroots lobbying communications "directed to the general public" referring to, commenting on or encouraging action on "legislation or regulation." Among other things, the references to referenda in the 2013 Proposal and 2012 Proposal overlap with language in the Proposal and 2016 Proposal, as (according to the National Conference of State Legislatures) referenda include both legislative referenda (where a legislature seeks a vote on legislation that it has approved) and popular referenda (where voters can repeal or approve legislation). *See* http://www.ncsl.org/research/elections-and-campaigns/initiative-referendum-and-recall-overview.aspx.

- *The Proposal and the Previous Proposals each seek information related to the Company's decision-making process related to political spending.* The 2013 Proposal and the 2012 Proposal request the report to include the "title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures." The Proposal and the 2016 Proposal request that the report include a "[d]escription of the decision making process and oversight by management and the Board for making [lobbying and tax-exempt organization] payments."

- *The Proposal and the Previous Proposals each request a greater detail of corporate transparency with respect to political spending.* The supporting statements of the 2013 Proposal and the 2012 Proposal state that as "long-term shareholders of [Anthem, Inc.], we support transparency and accountability in corporate spending on political activities." The supporting statements of the Proposal and the 2016 Proposal state "[w]e encourage transparency in the use of corporate funds to influence legislation and regulation."
    - Transparency in the Proposal and the 2016 Proposal is seen as a means to enable shareholders to "assess whether Anthem's lobbying is consistent with its expressed goals and in the best interests of the shareholders," and the concerns stated by the shareholders in such proposals include "reputational risks." Similarly, the 2013 Proposal and the 2012 Proposal state that "[g]aps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value."
    - The Proposal and the Previous Proposals each ask that the report be made available on the Company's website in addition to being presented to the board of directors.

Thus, even though the Proposal and the Previous Proposals differ in their precise terms and breadth, the substantive concern of each relates to the disclosure of the Company's political spending broadly, including payments to trade associations and related to grassroots legislative matters.

The Proposal and the Previous Proposals are similar to those considered by the Staff in *The Goldman Sachs Group, Inc*. (avail. Feb. 17, 2015) and *Pfizer, Inc.* (avail. Jan. 9, 2013) mentioned above, in which the Staff concluded that a proposal requesting disclosure related to lobbying activities was substantially similar to prior proposals requesting disclosure related to political contributions. The Proposal is nearly identical to the Pfizer Proposal, and substantially similar to the Goldman Sachs Proposal, each of which were permitted to be excluded. In addition, the 2013 Proposal and 2012 Proposal are similar to the prior proposals the Staff concurred with exclusion of in *Goldman Sachs*: each broadly applies to corporate spending, as evidenced by the nearly identical language referencing payments to trade associations and other tax-exempt entities for "political purposes." Furthermore, although the 2013 Proposal and the 2012 Proposal each refer to contributions related to political activities generally, just as the previous proposals in *Pfizer* and *Goldman Sachs,* the 2013 Proposal and the 2012 Proposal also request information regarding contributions "used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda." Similarly, the previous proposals in *Pfizer* discussed disclosure related to contributions "in respect of a political campaign, political party, referendum or citizens' initiative, or attempts to influence legislation," and one of the previous proposals in *Goldman Sachs* discussed disclosure related to contributions "used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda."

The fact that the 2013 Proposal and 2012 Proposal detail other aspects of the Company's political spending does not preclude no-action relief, because the 2013 Proposal and 2012 Proposal overlapped with the Proposal, as noted above. As illustrated by the *Dow Jones* and *General Motors* precedents cited above, the Staff has concurred in the exclusion of shareholder proposals that varied in scope from previously submitted proposals. Similarly, in *Bank of America Corp*. (avail. Dec. 22, 2008), the Staff concurred in excluding a shareholder proposal pursuant to Rule 14a-8(i)(12) because the proposal addressed substantially the same subject matter as two previous proposals, although the later proposal specified additional and different details to be covered by the requested report. In *Bank of America*, the 2005 and 2006 proposals requested an annual report detailing the date and amount of the company's direct and indirect political and related contributions and the recipient of each contribution, and the 2008 proposal requested a semi-annual report disclosing an accounting of political contributions and expenditures, identification of the persons participating in the decision to make the contributions and expenditures and any internal policies governing political contributions and expenditures. Despite the fact that the requested reports were different in subject or frequency, the Staff concurred that they involved substantially the same subject matter and thus were excludable under Rule 14a-8(i)(12). Notably, each of the Proposal and the Previous Proposals relates to the common concern of political spending, including trade association and legislative matters. As in *Bank of America,* while the requested actions and scope vary between the Proposal and the Previous Proposals, the substantive concerns are the same.

In a similar context, the Staff also has repeatedly taken the view that political contributions proposals and lobbying proposals can share the same "principal thrust" or "principal focus" and thus has permitted the exclusion of such proposals under Rule 14a-8(i)(11). *See, e.g., Anthem, Inc. (f/k/a WellPoint, Inc.)* (avail. Feb. 20, 2013) (permitting exclusion of a lobbying contributions and expenditures proposal because it was substantially duplicative of a previously submitted political contributions and expenditures proposal); *Anthem, Inc.* (f/k/a *WellPoint, Inc.)* (avail. Feb. 24, 2012) (same); *JPMorgan Chase & Co.* (avail. Feb. 24, 2012) (same); *CVS Caremark Corp.* (avail. Feb. 11, 2012, recon. denied, Feb. 29, 2012) (same). In *Anthem, Inc. (f/k/a WellPoint, Inc.)* (avail. Feb. 20, 2013), the Staff permitted the exclusion of a lobbying contributions and expenditures proposal (the "Company Proposal") under Rule 14a-8(i)(11) because it was substantially duplicative of a previously submitted proposal related to political contributions and expenditures. The Company Proposal is nearly identical to the Proposal, and the previous proposal at issue in *Anthem* is nearly identical to the 2013 Proposal and the 2012 Proposal at issue here. In *Anthem*, the prior proposal similarly discussed contributions of a political nature generally, but specifically included contributions to trade associations and legislative matters. Similar to the conclusions in the foregoing Rule 14a-8(a)(11) no-action letters, which each concerned latter-submitted lobbying proposals substantially similar to the Proposal, the Proposal and the Previous Proposals have the same "principal thrust" and "principal focus." Accordingly, the Proposal and the Previous Proposals deal with the same substantive concern, political spending, and therefore address the same subject matter.

Finally, we note that the current instance is distinguishable from *The Goldman Sachs Group, Inc*. (avail. Mar. 14, 2013), in which the Staff did not concur with exclusion under Rule 14a-8(i)(12) of a proposal that is substantially similar to the Proposal regarding lobbying. In *Goldman Sachs*, the no-action request sought exclusion based on votes on four prior proposals: two proposals requesting a report limited to monetary and non-monetary political contributions and expenditures not deductible under Section 162(e)(1)(B) of the Internal Revenue Code ("IRC"), and two proposals that are similar to the Proposal and the 2013 Proposal and the 2012 Proposal. IRC Section 162(e)(1)(B) is limited to amounts paid or incurred in connection with "participation in, or intervention in, any political campaign on behalf of (or in opposition to) any candidate for public office," and specifically does not include the items listed in IRC Sections 162(e)(1)(A) and 162(e)(1)(C): amounts paid or incurred in connection with "influencing legislation" or "any attempt to influence the general public, or segments thereof, with respect to elections, legislative matters, or referendums." Therefore, political spending, more broadly speaking and including trade associations and legislative matters, was not the "principal thrust" or "principal focus" of the two Goldman Sachs proposals requesting a report limited to contributions not deductible under this Code section. In denying no-action relief, the Staff stated that the response was based on the two proposals limited to monetary and non-monetary political contributions and expenditures not deductible under IRC Section 162(e)(1)(B) and declined to express a view on the two proposals similar to the Proposal and the 2013 Proposal and the 2012 Proposal. Therefore, the Staff's response in *Goldman Sachs* is not relevant here as the 2013 Proposal and 2012 Proposal are broader in scope, as discussed above.

*C. The Proposal Included In The Company's 2016 Proxy Materials Did Not Receive The Shareholder Support Necessary To Permit Resubmission.*

In addition to requiring that the proposals address the same substantive concern, Rule 14a-8(i)(12) sets thresholds with respect to the percentage of shareholder votes cast in favor of the last proposal submitted and included in the Company's proxy materials. As evidenced in the Company's Form 8-K filed on May 20, 2016, which states the voting results for the Company's 2016 Annual Meeting of Shareholders and is attached as Exhibit E, the 2016 Proposal received 9.32% of the vote at the Company's 2016 Annual Meeting of

Shareholders.[1] Thus, the 2016 Proposal failed to receive support in excess of the 10% threshold under Rule 14a-8(i)(12)(iii) at the 2016 meeting.

For the foregoing reasons, the Company may exclude the Proposal from its 2017 Proxy Materials under Rule 14a-8(i)(12)(iii).

## CONCLUSION

Based upon the foregoing analysis, we respectfully request that the Staff concur that it will take no action if the Company excludes the Proposal from its 2017 Proxy Materials.

We would be happy to provide you with any additional information and answer any questions that you may have regarding this subject. If we can be of any further assistance in this matter, please do not hesitate to call me at (202) 955-8287 or Kathy S. Kiefer, Vice President, Legal & Corporate Secretary, at (317) 488-6562.

Sincerely,



Elizabeth A. Ising

Enclosures

cc: Kathy S. Kiefer, Anthem, Inc.
Thomas McCaney, Sisters of St. Francis of Philadelphia
Rev. Seamus Finn, OMI, Oblate International Pastoral Investment Trust
Deborah R. Fleming, Northwest Women Religious Investment Fund
John C. Harrington, Harrington Investments, Inc.
Valerie Heinonen, o.s.u., Daughters of Charity, Inc., and Mercy Investments, Inc.
Rose Marie Stallbaumer, OSB, Monasterio Pan De Vida

---

[1] The 2016 Proposal received 179,801,320 “against” votes and 18,492,544 “for” votes. Abstentions and broker non-votes were not included for purposes of this calculation. *See* Staff Legal Bulletin No. 14, Question F.4 (July 13, 2001).

**EXHIBIT A**



THE SISTERS OF ST. FRANCIS OF PHILADELPHIA



October 25, 2016

Kathleen S. Kiefer
Corporate Secretary
Anthem, Inc.
120 Monument Circle, Mail No. IN0102-B381
Indianapolis, Indiana 46204

Dear Ms. Kiefer:

Peace and all good! The Sisters of St. Francis of Philadelphia have been shareholders in Anthem (Wellpoint) for several years. Corporate lobbying allows companies to exert a great deal of influence on our country's political process. Disclosure of these expenditures, including total payments, is vital to the reputation of our company.

The Sisters of St. Francis of Philadelphia are therefore submitting the enclosed shareholder proposal regarding lobbying expenditures disclosure. I submit it for inclusion in the proxy statement for consideration and action by the stockholders at the 2017 annual meeting in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. A representative of the shareholders will attend the annual meeting to move the resolution as required by SEC rules. Please note that the contact person for this resolution/proposal will be: Tom McCaney, Associate Director, Corporate Social Responsibility. Contact information: 610-716-2766 or tmccaney@osfphila.org.

As verification that we are beneficial owners of common stock in Anthem, I have enclosed a letter from Northern Trust Company, our portfolio custodian/record holder attesting to the fact. It is our intention to keep these shares in our portfolio continuously through the 2017 shareholder meeting.

Respectfully yours,

Tom McCaney

Tom McCaney
Associate Director, Corporate Social Responsibility

Enclosures

cc: Julie Wokaty, ICCR

Office of Corporate Social Responsibility
609 South Convent Road, Aston, PA 19014-1207
610-558-7764 Fax: 610-558-5855 E-mail: tmccaney@osfphila.org www.osfphila.org

**Whereas**, we believe full disclosure of Anthem's direct and indirect lobbying activities and expenditures is required to assess whether Anthem's lobbying is consistent with its expressed goals and in the best interests of shareholders.

**Resolved,** the shareholders of Anthem request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Anthem used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Anthem's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Anthem is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Anthem's website.

**Supporting Statement**

We encourage transparency in the use of corporate funds to influence legislation and regulation. Anthem spent approximately $12.6 million in 2014 and 2015 on federal lobbying. Anthem reports spending $14.1 million in 2014 and 2015 on state lobbying, yet provides no information by state. Anthem's lobbying on a merger with Cigna has attracted media scrutiny ("Anthem and Cigna Boost Spending on Lobbying as Lawmakers Review Merger," *International Business Times*, June 16, 2016).

Anthem belongs to the Chamber of Commerce, which has spent over $1.2 billion on lobbying since 1998. Anthem discloses its trade association dues and amounts of its dues used for lobbying on its website, but this fails to capture all payments despite a 2007 shareholder agreement ("More Firms to Make Political Disclosures," *CFO*, April 4, 2007). This loophole allows Anthem to make additional payments beyond dues that can be used for lobbying, yet not be disclosed to shareholders. Anthem has previously made undisclosed trade association payments beyond dues that were used for lobbying ("Insurers Gave U.S. Chamber $86 Million Used to Oppose Obama's Health Law," *Bloomberg*, November 17, 2010). We are concerned that this disclosure loophole presents reputational risks.

We also question if Anthem's membership in the Chamber is consistent with Anthem's values. For example, Anthem supports smoking cessation, yet the Chamber has worked to block global antismoking laws ("U.S. Chamber Fights Smoking Laws While Hospitals and Insurers Sit on Its Board," *New York Times*, July 1, 2015).


NORTHERN
TRUST

50 S LaSalle Street
Chicago IL 60603

October 25, 2016

To Whom It May Concern:

This letter will confirm that the Sisters of St. Francis of Philadelphia hold 27 shares of Anthem, Inc. These shares have been held for more than one year and will be held at the time of your next annual meeting.

The Northern Trust Company serves as custodian/record holder for the Sisters of St. Francis of Philadelphia. The above mentioned shares are registered in the nominee name of the Northern Trust Company.

This letter will further verify that Sister Nora M. Nash and/or Thomas McCaney are representatives of the Sisters of St. Francis of Philadelphia and are authorized to act on their behalf.

Sincerely,

Sanjay K. Singhal

Sanjay K. Singhal
Vice President

NTAC:3NS-20


HARRINGTON
INVESTMENTS, INC.

October 26, 2016

Anthem, Inc.
120 Monument Circle
Mail No. IN0102-B381
Indianapolis, IN 46204
ATTENTION: Corporate Secretary

**RE: Shareholder Proposal**

Dear Corporate Secretary,

As a shareholder in Anthem, Inc. I, representing Harrington Investments, Inc. (HII), am co-filing the enclosed shareholder resolution pursuant to Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934 for inclusion in the Company's Proxy Statement for the 2017 annual meeting of shareholders.

For this proposal, the Sisters of St. Francis of Philadelphia will act as the lead filer and HII will act as the co-filer.

HII is the beneficial owner of at least $2,000 worth of the Anthem, Inc. Company stock. HII has held the requisite number of shares for over one year, and plan to hold sufficient shares in the Anthem, Inc. Company through the date of the annual shareholders' meeting. In accordance with Rule 14a-8 of the Securities Exchange Act of 1934, verification of ownership will be provided under separate cover. A representative of the lead filer will attend the stockholders' meeting to move the resolution as required by SEC rules.

If you would like to discuss this proposal, please contact the Sisters of St. Francis of Philadelphia's Shareholder Advocate, Thomas McCaney. If you have any questions, I can be contacted at (707) 252-6166.

Sincerely,



John C. Harrington

President and C.E.O.





**Whereas**, we believe full disclosure of Anthem's direct and indirect lobbying activities and expenditures is required to assess whether Anthem's lobbying is consistent with its expressed goals and in the best interests of shareholders.

**Resolved,** the shareholders of Anthem request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Anthem used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Anthem's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Anthem is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Anthem's website.

**Supporting Statement**

We encourage transparency in the use of corporate funds to influence legislation and regulation. Anthem spent approximately $12.6 million in 2014 and 2015 on federal lobbying. Anthem reports spending $14.1 million in 2014 and 2015 on state lobbying, yet provides no information by state. Anthem's lobbying on a merger with Cigna has attracted media scrutiny ("Anthem and Cigna Boost Spending on Lobbying as Lawmakers Review Merger," *International Business Times*, June 16, 2016).

Anthem belongs to the Chamber of Commerce, which has spent over $1.2 billion on lobbying since 1998. Anthem discloses its trade association dues and amounts of its dues used for lobbying on its website, but this fails to capture all payments despite a 2007 shareholder agreement ("More Firms to Make Political Disclosures," *CFO*, April 4, 2007). This loophole allows Anthem to make additional payments beyond dues that can be used for lobbying, yet not be disclosed to shareholders. Anthem has previously made undisclosed trade association payments beyond dues that were used for lobbying ("Insurers Gave U.S. Chamber $86 Million Used to Oppose Obama's Health Law," *Bloomberg*, November 17, 2010). We are concerned that this disclosure loophole presents reputational risks.

We also question if Anthem's membership in the Chamber is consistent with Anthem's values. For example, Anthem supports smoking cessation, yet the Chamber has worked to block global antismoking laws ("U.S. Chamber Fights Smoking Laws While Hospitals and Insurers Sit on Its Board," *New York Times*, July 1, 2015).


charles
SCHWAB

October 26, 2016

Corporate Secretary
Anthem, Inc.
120 Monument Circle
Mail No. IN0102-B381
Indianapolis, Indiana 46204

RE: Account XXXX-***FISMA & OMB Memorandum M-07-16***
Harrington Investments, Inc.

Dear Secretary:

This letter is to confirm that Charles Schwab is the record holder for the beneficial owner of the Harrington Investments, Inc. account and which holds in the account 100 shares of common stock in Anthem, Inc. These shares have been held continuously for at least one year prior to and including October 26, 2016.

The shares are held at Depository Trust Company under the Participant Account Name of Charles Schwab & Co., Inc., number 0164.

This letter serves as confirmation that the account holder listed above is the beneficial owner of the above referenced stock.

Should additional information be needed, please feel free to contact me directly at 877-393-1951 between the hours of 11:30am and 8:00pm EST.

Sincerely,

Melanie Salazar
Advisor Custody & Trading Services
Charles Schwab & Co. Inc.




## Sisters of Saint Joseph of Peace

*1663 Killarney Way P.O. Box 248 Bellevue, WA 98009-0248*
*425-467-5499 FAX 425-462-9760*


November 7, 2016

Kathleen S. Kiefer
Corporate Secretary
Anthem, Inc.
120 Monument CIR STE 200
Mail NO. IN0102-B
Indianapolis, IN 46204-4902

Dear Ms. Kiefer,

We believe full disclosure of Anthem's lobbying activities and expenditures is required to assess whether Anthem's lobbying is consistent with its expressed values and goals as a healthcare company. It concerns us that Anthem is a member of the Chamber of Commerce which opposed the Affordable Care Act and has worked to block global antismoking laws while Anthem supports smoking cessation.

The Northwest Women Religious Investment Trust is co-filing the enclosed resolution with the Sisters of St. Francis of Philadelphia for inclusion in the 2017 proxy statement in accordance with rule 14a-8 of the general rules and regulations of the Securities and Exchange Act of 1934. A representative of the filers will attend the annual meeting to move the resolution as required by SEC Rules.

As of November 7, 2016 the Northwest Women Religious Investment Trust held, and has held continuously for at least one year, 50 shares of Anthem, Inc. common stock. A letter verifying ownership in the Company is enclosed. We will continue to hold the required number of shares in Anthem, Inc. through the annual meeting in 2017.

For matters pertaining to this resolution, please contact Tom McCaney who represents the Sisters of St. Francis of Philadelphia, the primary filer of this resolution. Please copy me on all communications: Deborah Fleming Dfleming@CSJP-OLP.org

Sincerely,

Deborah R. Fleming

Deborah R. Fleming
Chair, Northwest Women Religious Investment Trust

Encl.: Verification of ownership
Resolution

**Whereas,** we believe full disclosure of Anthem's direct and indirect lobbying activities and expenditures is required to assess whether Anthem's lobbying is consistent with its expressed goals and in the best interests of shareholders.

**Resolved,** the shareholders of Anthem request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Anthem used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Anthem's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Anthem is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Anthem's website.

**Supporting Statement**

We encourage transparency in the use of corporate funds to influence legislation and regulation. Anthem spent approximately $12.6 million in 2014 and 2015 on federal lobbying. Anthem reports spending $14.1 million in 2014 and 2015 on state lobbying, yet provides no information by state. Anthem's lobbying on a merger with Cigna has attracted media scrutiny ("Anthem and Cigna Boost Spending on Lobbying as Lawmakers Review Merger," *International Business Times*, June 16, 2016).

Anthem belongs to the Chamber of Commerce, which has spent over $1.2 billion on lobbying since 1998. Anthem discloses its trade association dues and amounts of its dues used for lobbying on its website, but this fails to capture all payments despite a 2007 shareholder agreement ("More Firms to Make Political Disclosures," *CFO*, April 4, 2007). This loophole allows Anthem to make additional payments beyond dues that can be used for lobbying, yet not be disclosed to shareholders. Anthem has previously made undisclosed trade association payments beyond dues that were used for lobbying ("Insurers Gave U.S. Chamber $86 Million Used to Oppose Obama's Health Law," *Bloomberg*, November 17, 2010). We are concerned that this disclosure loophole presents reputational risks.

We also question if Anthem's membership in the Chamber is consistent with Anthem's values. For example, Anthem supports smoking cessation, yet the Chamber has worked to block global antismoking laws ("U.S. Chamber Fights Smoking Laws While Hospitals and Insurers Sit on Its Board," *New York Times*, July 1, 2015).



November 7, 2016

To Whom It May Concern

This letter is to verify that the Northwest Women Religious Investment Trust owns fifty (50) shares of Anthem Inc common stock. Northwest Women Religious Investment Trust owned the required amount of securities on November 7, 2016 and has continuously owned the securities for at least twelve months prior to November 7, 2016. At least the minimum number of shares required will continue to be held through the time of the company's next meeting.

This security is currently held by U.S. Bank N.A. who serves as custodian for the Northwest Women Religious Investment Trust. The shares are registered in our nominee name (Cede & Co) at U.S. Bank, N.A. at DTC.

Sincerely,

Sheila Dellavedova

Sheila Dellavedova, Vice President
U.S. Bank Institutional Trust & Custody



Kathleen S. Kiefer
Corporate Secretary and Vice President

Office (317) 488-6562
Email kathy.kiefer@anthem.com

Anthem, Inc.
120 Monument Circle
Indianapolis, IN 46204

November 22, 2016

***VIA UPS AND EMAIL***
Sisters of Saint Joseph of Peace
c/o Deborah Fleming
1663 Killarney Way
P.O. Box 248
Bellevue, WA 98009-0248
dfleming@CSJP-OLP.org

Dear Ms. Fleming:

I am writing on behalf of Anthem, Inc. (the "Company"), which received on November 10, 2016, the shareholder proposal you submitted on behalf of the Northwest Women Religious Investment Trust (the "Proponent") pursuant to Securities and Exchange Commission ("SEC") Rule 14a-8 for inclusion in the proxy statement for the Company's 2017 Annual Meeting of Shareholders (the "Proposal").

The Proposal contains certain procedural deficiencies, which SEC regulations require us to bring to your attention. Rule 14a-8(b) under the Securities Exchange Act of 1934, as amended, provides that shareholder proponents must submit sufficient proof of their continuous ownership of at least $2,000 in market value, or 1%, of a company's shares entitled to vote on the proposal for at least one year as of the date the shareholder proposal was submitted. The Company's stock records do not indicate that the Proponent is the record owner of sufficient shares to satisfy this requirement. In addition, to date we have not received adequate proof that the Proponent has satisfied Rule 14a-8's ownership requirements as of the date that the Proposal was submitted to the Company. The November 7, 2016 letter from U.S. Bank that you provided is insufficient because it states the number of securities the Proponent held as of November 7, 2016, but does not cover the full one-year period preceding and including November 9, 2016, the date the Proposal was submitted to the Company.

To remedy this defect, the Proponent must obtain a new proof of ownership letter verifying the Proponent's continuous ownership of the required number or amount of Company shares for the one-year period preceding and including November 9, 2016, the date the Proposal was submitted to the Company. As explained in Rule 14a-8(b) and in SEC staff guidance, sufficient proof must be in the form of:

(1) a written statement from the "record" holder of the Proponent's shares (usually a broker or a bank) verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 9, 2016; or

(2) if the Proponent has filed with the SEC a Schedule 13D, Schedule 13G, Form 3, Form 4 or Form 5, or amendments to those documents or updated forms, reflecting the Proponent's ownership of the required number or amount of Company shares as of or before the date on which the one-year eligibility period begins, a copy of the schedule and/or form, and any subsequent amendments reporting a change in the ownership level and a written statement that the Proponent continuously held the required number or amount of Company shares for the one-year period.

If the Proponent intends to demonstrate ownership by submitting a written statement from the "record" holder of the Proponent's shares as set forth in (1) above, please note that most large U.S. brokers and banks deposit their customers' securities with, and hold those securities through, the Depository Trust Company ("DTC"), a registered clearing agency that acts as a securities depository (DTC is also known through the account name of Cede & Co.). Under SEC Staff Legal Bulletin No. 14F, only DTC participants are viewed as record holders of securities that are deposited at DTC. You can confirm whether the Proponent's broker or bank is a DTC participant by asking the Proponent's broker or bank or by checking DTC's participant list, which is available at http://www.dtcc.com/~/media/Files/Downloads/client-center/DTC/alpha.ashx. In these situations, shareholders need to obtain proof of ownership from the DTC participant through which the securities are held, as follows:

(1) If the Proponent's broker or bank is a DTC participant, then the Proponent needs to submit a written statement from the Proponent's broker or bank verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 9, 2016.

(2) If the Proponent's broker or bank is not a DTC participant, then the Proponent needs to submit proof of ownership from the DTC participant through which the shares are held verifying that the Proponent continuously held the required number or amount of Company shares for the one-year period preceding and including November 9, 2016. You should be able to find out the identity of the DTC participant by asking the Proponent's broker or bank. If the Proponent's broker is an introducing broker, you may also be able to learn the identity and telephone number of the DTC participant through the Proponent's account statements, because the clearing broker identified on the account statements will generally be a DTC participant. If the DTC participant that holds the Proponent's shares is not able to confirm the Proponent's individual holdings but is able to confirm the holdings of the Proponent's broker or bank, then the Proponent needs to satisfy the proof of ownership requirements by obtaining and submitting two proof of ownership statements verifying that, for the one-year period

preceding and including November 9, 2016, the required number or amount of Company shares were continuously held: (i) one from the Proponent's broker or bank confirming the Proponent's ownership, and (ii) the other from the DTC participant confirming the broker or bank's ownership.

The SEC's rules require that any response to this letter be postmarked or transmitted electronically no later than 14 calendar days from the date you receive this letter. Please address any response to me at Anthem, Inc., 120 Monument Circle, Indianapolis IN 46204. Alternatively, you may transmit any response by email to me at Kathy.Kiefer@anthem.com.

If you have any questions with respect to the foregoing, please contact me at 317-488-6562. For your reference, I enclose a copy of Rule 14a-8 and Staff Legal Bulletin No. 14F.

Sincerely,



Kathleen S. Kiefer
Vice President, Legal & Corporate Secretary

cc: Tom McCaney, Sisters of St. Francis of Philadelphia

Enclosures

usbank.

All of us serving you™

November 29, 2016

To Whom It May Concern:

This letter is to verify that the Northwest Women Religious Investment Trust owns fifty (50) shares of Anthem, Inc common stock. Northwest Women Religious Investment Trust owned the required amount of securities on November 9, 2016 and has continuously owned the securities for at least twelve months prior to November 9, 2016. At least the minimum required will continue to be held through the time of the company's next annual meeting.

This security is currently held by U.S. Bank, N.A. who serves as custodian for the Northwest Women Religious Investment Trust. The shares are registered in our nominee name (Cede & Co.) at U.S. Bank N.A. at DTC.

Sincerely,



Sheila Dellavedova
Vice President and Account Manager
U.S. Bank Institutional Trust & Custody


THE CHARITY OF JESUS CRUCIFIED URGES US

# DAUGHTERS of CHARITY

PROVINCE of ST. LOUISE

November 17, 2016

Kathleen S. Kiefer, Corporate Secretary
Anthem, Inc.
120 Monument Circle, Mail No. IN0102-B381
Indianapolis, Indiana 46204

Dear Ms. Kiefer:

Daughters of Charity, Inc. ("Daughters of Charity") has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that a demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long-term business success. Daughters of Charity is currently the beneficial owner of shares of Anthem.

Daughters of Charity is requesting the Board of Directors at Anthem to prepare and post a report, updated annually, on lobbying policies and expenditures.

Daughters of Charity is submitting the enclosed proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934. Daughters of Charity has been a shareholder continuously for more than one year holding at least $2000 in market value and will continue to invest in at least the requisite number of shares for proxy resolutions through the annual shareholders' meeting. The verification of ownership from our custodian, a DTC participant, is enclosed. The Sisters of St. Francis of Philadelphia is the lead filer for this resolution. Tom McCaney is the lead contact. He may be reached at 610 558-7764 or tmccaney@osfphila.org and may withdraw the proposal on our behalf.

We look forward to having productive conversations with the company. Please direct future correspondence to me, as I will be acting on behalf of the Daughters of Charity as an authorized representative on this filing.

Best regards,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy
vheinonen@mercyinvestments.org

**Whereas**, we believe full disclosure of Anthem's direct and indirect lobbying activities and expenditures is required to assess whether Anthem's lobbying is consistent with its expressed goals and in the best interests of shareholders.

**Resolved,** the shareholders of Anthem request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Anthem used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Anthem's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Anthem is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Anthem's website.

**Supporting Statement**

We encourage transparency in the use of corporate funds to influence legislation and regulation. Anthem spent approximately $12.6 million in 2014 and 2015 on federal lobbying. Anthem reports spending $14.1 million in 2014 and 2015 on state lobbying, yet provides no information by state. Anthem's lobbying on a merger with Cigna has attracted media scrutiny ("Anthem and Cigna Boost Spending on Lobbying as Lawmakers Review Merger," *International Business Times*, June 16, 2016).

Anthem belongs to the Chamber of Commerce, which has spent over $1.2 billion on lobbying since 1998. Anthem discloses its trade association dues and amounts of its dues used for lobbying on its website, but this fails to capture all payments despite a 2007 shareholder agreement ("More Firms to Make Political Disclosures," *CFO*, April 4, 2007). This loophole allows Anthem to make additional payments beyond dues that can be used for lobbying, yet not be disclosed to shareholders. Anthem has previously made undisclosed trade association payments beyond dues that were used for lobbying ("Insurers Gave U.S. Chamber $86 Million Used to Oppose Obama's Health Law," *Bloomberg*, November 17, 2010). We are concerned that this disclosure loophole presents reputational risks.

We also question if Anthem's membership in the Chamber is consistent with Anthem's values. For example, Anthem supports smoking cessation, yet the Chamber has worked to block global antismoking laws ("U.S. Chamber Fights Smoking Laws While Hospitals and Insurers Sit on Its Board," *New York Times*, July 1, 2015).

50 South La Salle Street
Chicago, Illinois 60603
(312) 557-2000


NORTHERN
TRUST

November 17th, 2016

Anthem, Inc.
120 Monument Circle
Indianapolis, IN 46204

**Re: Certification of Ownership: Daughters of Charity Inc. Account Number** ***FISMA & OMB Memorandum M-07-16***

To whom it may concern:

This letter will certify that as of November 17th, 2016, The Northern Trust Company held for the beneficial interest of The Daughters of Charity Inc. 25 shares of Anthem, Inc. (CUSIP: 036752103).

We confirm that the Daughters of Charity has beneficial ownership of at least $2,000 in market value of the voting securities of Anthem, Inc. and that such beneficial ownership has existed continuously since December 8th, 2014 in accordance with rule 14a-8(a)(l) of the Securities Exchange Act of 1934.

Further, it is the intent to hold at least $2,000 in market value through the next annual meeting.

Please be advised, Northern Trust Securities Inc., employs National Financial Services for clearing purposes. National Financial Services DTC number is 0226.

If you have any questions, please feel free to give me a call.

Best,

Myles Quinn

MTQ1@NTRS.COM
312-557-7428

| Not FDIC Insured | May Lose Value | No Bank Guarantee |
|---|---|---|


MERCY
INVESTMENT
SERVICES, INC

November 17, 2016

Kathleen S. Kiefer, Corporate Secretary
Anthem, Inc.
120 Monument Circle, Mail No. IN0102-B381
Indianapolis, Indiana 46204

Dear Ms. Kiefer:

Mercy Investment Services, Inc. has long been concerned not only with the financial returns of its investments, but also with the social and ethical implications of its investments. We believe that demonstrated corporate responsibility in matters of the environment, social and governance concerns fosters long-term business success. Mercy Investment Services is currently the beneficial owner of Anthem shares.

As with many other institutional investors, we believe transparency is in the best interest of both company and shareowners. Disclosure of political spending, especially in view of the Supreme Court Citizens United decision and our recent elections, is critical for understanding how companies divert resources that we believe are better spent e.g. reducing the income gap between management and workers or environmentally sustainable improvements in its products.

Mercy Investment Services, Inc. is co-filing the enclosed shareholder proposal for inclusion in the 2017 proxy statement, in accordance with Rule 14a-8 of the General Rules and Regulations of the Securities Exchange Act of 1934, requesting the Board of Directors to prepare and post a report, updated annually, on lobbying policies and expenditures. Mercy Investment Services has been an Anthem shareholder continuously for more than one year holding at least $2,000 in market value and will continue to hold the shares through the annual shareholders' meeting. A representative of the filers will attend the Annual Meeting to move the resolution as required by SEC rules. The verification of ownership is being sent to you separately by our custodian, a DTC participant.

The Sisters of St. Francis of Philadelphia is the lead filer for this resolution. Tom McCaney is the lead contact. He may be reached at 610 558-7764 and tmccaney@osfphila.org. He may withdraw the proposal on our behalf. Thank you.

Yours truly,

Valerie Heinonen, o.s.u.

Valerie Heinonen, o.s.u.
Director, Shareholder Advocacy

**Whereas,** we believe full disclosure of Anthem's direct and indirect lobbying activities and expenditures is required to assess whether Anthem's lobbying is consistent with its expressed goals and in the best interests of shareholders.

**Resolved,** the shareholders of Anthem request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Anthem used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Anthem's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Anthem is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Anthem's website.

**Supporting Statement**

We encourage transparency in the use of corporate funds to influence legislation and regulation. Anthem spent approximately $12.6 million in 2014 and 2015 on federal lobbying. Anthem reports spending $14.1 million in 2014 and 2015 on state lobbying, yet provides no information by state. Anthem's lobbying on a merger with Cigna has attracted media scrutiny ("Anthem and Cigna Boost Spending on Lobbying as Lawmakers Review Merger," *International Business Times*, June 16, 2016).

Anthem belongs to the Chamber of Commerce, which has spent over $1.2 billion on lobbying since 1998. Anthem discloses its trade association dues and amounts of its dues used for lobbying on its website, but this fails to capture all payments despite a 2007 shareholder agreement ("More Firms to Make Political Disclosures," *CFO*, April 4, 2007). This loophole allows Anthem to make additional payments beyond dues that can be used for lobbying, yet not be disclosed to shareholders. Anthem has previously made undisclosed trade association payments beyond dues that were used for lobbying ("Insurers Gave U.S. Chamber $86 Million Used to Oppose Obama's Health Law," *Bloomberg*, November 17, 2010). We are concerned that this disclosure loophole presents reputational risks.

We also question if Anthem's membership in the Chamber is consistent with Anthem's values. For example, Anthem supports smoking cessation, yet the Chamber has worked to block global antismoking laws ("U.S. Chamber Fights Smoking Laws While Hospitals and Insurers Sit on Its Board," *New York Times*, July 1, 2015).



BNY MELLON

November 17, 2016

Kathleen S. Kiefer, Corporate Secretary
Anthem, Inc.
120 Monument Circle
Mail No. IN0102-B381
Indianapolis, IN 46204

Re: Mercy Investment Services Inc.

Dear Ms. Kiefer,

This letter will certify that as of November 17, 2016 The Bank of New York Mellon held for the beneficial interest of Mercy Investment Services Inc., 22 shares of Anthem Inc.

.

We confirm that Mercy Investment Services Inc., has beneficial ownership of at least $2,000 in market value of the voting securities of Anthem Inc. and that such beneficial ownership has existed continuously for one or more years in accordance with rule 14a-8(a)(1) of the Securities Exchange Act of 1934.

Further, it is Mercy Investment Services Inc., intent to hold at least $2,000 in market value through the next annual meeting.

Please be advised, The Bank of New York Mellon is a DTC Participant, whose DTC number is 0901.

If you have any questions please feel free to give me a call.

Sincerely,

Thomas J. McNally
Vice President, Service Director
BNY Mellon Asset Servicing

Phone: (412) 234-8822
Email: thomas.mcnally@bnymellon.com

**From:** Meghan Gieske [mailto:mgieske@omiusa.org]
**Sent:** Thursday, December 01, 2016 1:29 PM
**To:** Kiefer, Kathy
**Subject:** Shareholder Resolution

Dear Ms. Kiefer,

Attached, please find a shareholder letter, resolution, and verification of ownership on behalf of Seamus Finn.

Thank you very much,

*Meghan Gieske*
Office Coordinator – Justice, Peace & Integrity of Creation
Missionary Oblates of Mary Immaculate
391 Michigan Avenue, NE
Washington, DC 20017
(202) 552-3544
www.omiusajpic.org


OIP
INVESTMENT
TRUST
GUIDED BY FAITH

November 9, 2016

Kathy Kiefer
Corporate Secretary
Anthem, Inc.
120 Monument Circle
Indianapolis, Indiana 46204.

Email: kathy.kiefer@Anthem.com

Dear Ms. Kiefer:

I am writing you on behalf of the Oblate International Pastoral Investment Trust to co-file the stockholder resolution on Lobbying Expenditures Disclosure. In brief, the proposal states RESOLVED, the shareholders of Anthem request the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by Anthem used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; Anthem's membership in and payments to any tax-exempt organization that writes and endorses model legislation; and a description of the decision making process and oversight by management and the Board for making payments described above.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of St. Francis of Philadelphia. I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 9,248 Anthem, Inc. shares.

We have been a continuous shareholder for one year of $2,000 in market value of Anthem, Inc. stock and will continue to hold at least $2,000 of Anthem, Inc. stock through the next annual meeting. Verification of our ownership position from our custodian is enclosed. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider Sisters of St. Francis of Philadelphia the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Tom McCaney of Sisters of St. Francis of Philadelphia who can be reached at 610-558-7764or at tmccaney@osfphila.org. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Respectfully yours,

Rev. Sèamus Finn, OMI
Chief of Faith Consistent Investing
OIP Investment Trust
Missionary Oblates of Mary Immaculate

**Lobbying Expenditures Disclosure**
**2017 – Anthem, Inc.**

**WHEREAS**, we believe full disclosure of Anthem's direct and indirect lobbying activities and expenditures is required to assess whether Anthem's lobbying is consistent with its expressed goals and in the best interests of shareholders.

**RESOLVED**, the shareholders of Anthem request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.

2. Payments by Anthem used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.

3. Anthem's membership in and payments to any tax-exempt organization that writes and endorses model legislation.

4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Anthem is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Anthem's website.

**Supporting Statement**: We encourage transparency in the use of corporate funds to influence legislation and regulation. Anthem spent approximately $12.6 million in 2014 and 2015 on federal lobbying. Anthem reports spending $14.1 million in 2014 and 2015 on state lobbying, yet provides no information by state. Anthem's lobbying on a merger with Cigna has attracted media scrutiny ("Anthem and Cigna Boost Spending on Lobbying as Lawmakers Review Merger," International Business Times, June 16, 2016).

Anthem belongs to the Chamber of Commerce, which has spent over $1.2 billion on lobbying since 1998. Anthem discloses its trade association dues and amounts of its dues used for lobbying on its website, but this fails to capture all payments despite a 2007 shareholder agreement ("More Firms to Make Political Disclosures," CFO, April 4, 2007). This loophole allows Anthem to make additional payments beyond dues that can be used for lobbying, yet not be disclosed to shareholders. Anthem has previously made undisclosed trade association payments beyond dues that were used for lobbying ("Insurers Gave U.S. Chamber $86 Million Used to Oppose Obama's Health Law," Bloomberg, November 17, 2010). We are concerned that this disclosure loophole presents reputational risks.

We also question if Anthem's membership in the Chamber is consistent with Anthem's values. For example, Anthem supports smoking cessation, yet the Chamber has worked to block global antismoking laws ("U.S. Chamber Fights Smoking Laws While Hospitals and Insurers Sit on Its Board," New York Times, July 1, 2015).

November 9, 2016

Fr. Seamus Finn
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: Oblate International Pastoral Investment Trust – BAVI

Dear Fr. Seamus Finn:

These shares are held on behalf of the Missionary Oblates in nominee name and in the State Street Bank and Trust Company account at the Depository Trust Company (0997) –

| Security | Shares | Acquisition Date | Fund |
|---|---|---|---|
| ANTHEM INC COMMON STOCK | 8,702 | 8/13/2009 | BAVI |

As you can see from the acquisition dates above, this security has been held more than a year.

If you have any questions or need additional information, please call me at (617) -985-4215.

Sincerely,

George A. Collins
Client Service Officer
State Street Corporation



November 9, 2016

Fr. Seamus Finn
Justice, Peace and Integrity of Creation Office
Missionary Oblates of Mary Immaculate
United States Province
391 Michigan Avenue, NE
Washington, DC 20017

Re: Oblate International Pastoral Investment Trust – BAVG

Dear Fr. Seamus Finn:

These shares are held on behalf of the Missionary Oblates in nominee name and in the State Street Bank and Trust Company account at the Depository Trust Company (0997) –

| **Security** | **Shares** | **Acquisition Date** | **Fund** |
|---|---|---|---|
| ANTHEM INC COMMON STOCK | 546 | 2/6/2016 | BAVG |

As you can see from the acquisition dates above, this security has been held more than a year.

If you have any questions or need additional information, please call me at (617) -985-4215.

Sincerely,

George A. Collins
Client Service Officer
State Street Corporation





Monasterio Pan de Vida

Apdo. Postal 105-3
Torreón, Coahuila C.P. 27000
México
Tel./Fax (52) (871) 720-04-48
e-mail: monasterio@pandevidaosb.com
www.pandevidaosb.com

November 30, [illegible]

[illegible]
Corporate Secretary
Anthem, Inc.
120 Monument Circle
Indianapolis, Indiana 46204.

Sent by Fax: 317-488-6616
317-488-6028
Email: kathy.kiefer@Anthem.com

Dear Ms. Kiefer:

I am writing you on behalf of Monasterio Pan De Vida to co-file the stockholder resolution on Lobbying Expenditures Disclosure. In brief, the proposal states RESOLVED, the shareholders of Anthem request the preparation of a report, updated annually, disclosing: company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications; payments by Anthem used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient; Anthem's membership in and payments to any tax-exempt organization that writes and endorses model legislation; and a description of the decision making process and oversight by management and the Board for making payments described above.

I am hereby authorized to notify you of our intention to co-file this shareholder proposal with Sisters of St. Francis of Philadelphia. I submit it for inclusion in the 2017 proxy statement for consideration and action by the shareholders at the 2017 annual meeting in accordance with Rule 14-a-8 of the General Rules and Regulations of the Securities and Exchange Act of 1934. We are the beneficial owner, as defined in Rule 13d-3 of the Securities Exchange Act of 1934, of 37 number of Anthem, Inc. shares.

We have been a continuous shareholder for one year of $2,000 in market value of Anthem, Inc. stock and will continue to hold at least $2,000 of Anthem, Inc. stock through the next annual meeting. Verification of our ownership position will be sent by our custodian. A representative of the filers will attend the stockholders' meeting to move the resolution as required by SEC rules.

We truly hope that the company will be willing to dialogue with the filers about this proposal. We consider Sisters of St. Francis of Philadelphia the lead filer of this resolution and as so is authorized to act on our behalf in all aspects of the resolution including negotiation and withdrawal. Please note that the contact person for this resolution/proposal will be Tom McCaney of Sisters of St. Francis of Philadelphia who can be reached at 610-558-7764 or at tmccaney@osfphila.org. As a co-filer, however, we respectfully request direct communication from the company and to be listed in the proxy.

Respectfully yours,

Rose Marie Stallbaumer OSB

Rose Marie Stallbaumer, OSB
Investment Representative

**Lobbying Expenditures Disclosure**
**2017 – Anthem, Inc.**

**WHEREAS**, we believe full disclosure of Anthem's direct and indirect lobbying activities and expenditures is required to assess whether Anthem's lobbying is consistent with its expressed goals and in the best interests of shareholders.

**RESOLVED**, the shareholders of Anthem request the preparation of a report, updated annually, disclosing:

1. Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.
2. Payments by Anthem used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.
3. Anthem's membership in and payments to any tax-exempt organization that writes and endorses model legislation.
4. Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.

For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Anthem is a member.

Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.

The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Anthem's website.

**SUPPORTING STATEMENT:** We encourage transparency in the use of corporate funds to influence legislation and regulation. Anthem spent approximately $12.6 million in 2014 and 2015 on federal lobbying. Anthem reports spending $14.1 million in 2014 and 2015 on state lobbying, yet provides no information by state. Anthem's lobbying on a merger with Cigna has attracted media scrutiny ("Anthem and Cigna Boost Spending on Lobbying as Lawmakers Review Merger," International Business Times, June 16, 2016).

Anthem belongs to the Chamber of Commerce, which has spent over $1.2 billion on lobbying since 1998. Anthem discloses its trade association dues and amounts of its dues used for lobbying on its website, but this fails to capture all payments despite a 2007 shareholder agreement ("More Firms to Make Political Disclosures," CFO, April 4, 2007). This loophole allows Anthem to make additional payments beyond dues that can be used for lobbying, yet not be disclosed to shareholders. Anthem has previously made undisclosed trade association payments beyond dues that were used for lobbying ("Insurers Gave U.S. Chamber $86 Million Used to Oppose Obama's Health Law," Bloomberg, November 17, 2010). We are concerned that this disclosure loophole presents reputational risks.

We also question if Anthem's membership in the Chamber is consistent with Anthem's values. For example, Anthem supports smoking cessation, yet the Chamber has worked to block global antismoking laws ("U.S. Chamber Fights Smoking Laws While Hospitals and Insurers Sit on Its Board," New York Times, July 1, 2015).


Merrill Lynch
Bank of America Corporation

# FACSIMILE COVER SHEET

**TO: Kathy Kiefer**
**PHONE:**
**FAX: 13174886616**

**FROM: Merrill Lynch**
**SENDER: Jody Herbert**
**DATE: Fri Dec 2 15:14:07 EST 2016**
**PHONE: 316-631-3513**
**FAX:**

**No. of Page(s) (including this page):** 4

**Subject: Fax From jody_a_herbert@ml.com**

thank you, Jody Herbert, 316-631-3513, Merrill Lynch

Jody Herbert
Client Associate
Merrill Lynch
2959 N. Rock Rd., Suite 200
Wichita, KS 67226
316-631-3513

November 30, 2016

Kathy Kiefer
Corporate Secretary
Anthem
120 monument circle
Indianapolis, Indiana 46204

Sent by Fax: 317-488-6616
317-488-6028
Email: kathy.kiefer@Anthem.com

RE: Co-filling of shareholders resolution: Lobbying Expenditures Disclosure

FAO: Benedictine Sisters of Monasterio Pan de Vida, TIN# 48-0548363

Dear Ms. Kiefer,

As of November 30, 2016, the Benedictine Sisters of Monasterio Pan de Vida held in the Torreon Mission Account and has held continuously for at least one year, 37shares of Anthem, Inc. common stock. These shares have been held with Merrill Lynch, DTC# 5198.

If you need further information please contact us at 316-631-3513.

Sincerely,



Jody Herbert, Client Associate
Merrill Lynch

Cc: Benedictine Sisters of Monasterio Pan de Vida

Part 6
Instructions for delivering firm

All deliveries must include the client name and the 8-digit Merrill Lynch account number.

| ASSET TYPE | DELIVERY INSTRUCTIONS |
| --- | --- |
| **Checks and re-registration papers** for cash and margin accounts<br>**Cash transfers** between retirement accounts | Make checks payable to:<br>Merrill Lynch, Pierce, Fenner & Smith Incorporated as custodian<br>FAO/FBO Client Name<br>Merrill Lynch Account Number<br>Branch may affix office label here.<br>If no label, mail to:<br>Merrill Lynch<br>Attn: Cash Management Services<br>Mail Code: FL9-801-01-02<br>4802 Deer Lake Drive East<br>Jacksonville, FL 32246-6484<br><br>Do not send physical certificates to this address. |
| **All DTC-Eligible Securities** | Deliver to DTC Clearing<br>0161 vs. Payment<br>5198 vs. Receipt-free |
| **Physical delivery of securities** | DTCC NYW Broker 161 MLPFS<br>570 Washington Boulevard<br>Jersey City, NJ 07310<br>Attn: Central Delivery 1st floor |
| **Federal Settlements**<br>All Custody US Treasuries<br>(Bonds, Bills, Notes, Agencies)<br>**Federal Book-Entry Mortgage**<br>All MBS products (FHLMC, FNMA, GNMA, MO, etc.) | BK OF NYC/MLGOV<br>ABA Number: 021000018<br>Further credit to client name and Merrill Lynch account number |
| **Federal Wire Funds** | Bank of America, N.A.<br>100 West 33rd Street<br>New York, NY 10001<br>ABA Number: 026009593<br>SWIFT Address for International Banks: BOFAUS3N<br>Account Number: 6550113516<br>Name: Merrill Lynch Pierce Fenner and Smith, New York, NY<br>Reference: Merrill Lynch 8-digit account number and account title |

**EXHIBIT B**

2016 Proxy

# Proposal No. 4 — Shareholder Proposal on Lobbying Disclosure

We have been informed that the Sisters of St. Francis of Philadelphia, 609 South Convent Road, Aston, PA 19014 (the "Sisters of St. Francis") and the Missionary Oblates of Mary Immaculate, 391 Michigan Avenue NE, Washington, DC 20017 (the "Missionary Oblates"), the joint beneficial owners of approximately 9,355 shares of our common stock, intend to introduce the resolution below at the annual meeting. The following shareholder proposal will be voted on at the annual meeting only if properly presented by or on behalf of the Sisters of St. Francis or the Missionary Oblates. In accordance with SEC rules, the proposed shareholder resolution and supporting statement are printed verbatim from their submission.

***Whereas***, *we believe full disclosure of Anthem's direct and indirect lobbying activities and expenditures is required to assess whether Anthem's lobbying is consistent with its expressed goals and in the best interests of shareholders.*

***Resolved***, *the shareholders of Anthem request the preparation of a report, updated annually, disclosing:*

1. *Company policy and procedures governing lobbying, both direct and indirect, and grassroots lobbying communications.*
2. *Payments by Anthem used for (a) direct or indirect lobbying or (b) grassroots lobbying communications, in each case including the amount of the payment and the recipient.*
3. *Anthem's membership in and payments to any tax-exempt organization that writes and endorses model legislation.*
4. *Description of the decision making process and oversight by management and the Board for making payments described in section 2 and 3 above.*

*For purposes of this proposal, a "grassroots lobbying communication" is a communication directed to the general public that (a) refers to specific legislation or regulation, (b) reflects a view on the legislation or regulation and (c) encourages the recipient of the communication to take action with respect to the legislation or regulation. "Indirect lobbying" is lobbying engaged in by a trade association or other organization of which Anthem is a member.*

*Both "direct and indirect lobbying" and "grassroots lobbying communications" include efforts at the local, state and federal levels.*

*The report shall be presented to the Audit Committee or other relevant oversight committees and posted on Anthem's website.*

***Supporting Statement***

*We encourage transparency in the use of corporate funds to influence legislation and regulation. Anthem spent approximately $11.9 million in 2013 and 2014 on federal lobbying. Anthem reports spending $6.7 million in 2014 on state lobbying, yet provides no information on which states are being lobbied in nor the amounts per state. Anthem's lobbying on a merger with Cigna has attracted media scrutiny ("Clinton Calls for Tough Scrutiny of Insurance Mergers," Politico, Oct. 21, 2015).*

*Anthem sits on the board of the Chamber of Commerce, which has spent more than $1 billion on lobbying since 1998. Anthem discloses its trade association dues and the portions of its dues used for lobbying on its website but fails to disclose whether this includes all payments. Shareholders have no way to know if Anthem is making additional payments to trade associations beyond dues or if additional payments are being used to lobby. Anthem has previously made undisclosed trade association payments beyond dues that were used for lobbying ("Insurers Gave U.S. Chamber $86 Million Used to Oppose Obama's Health Law," Bloomberg, November 17, 2010).*

*We also question if Anthem's membership in the Chamber is consistent with Anthem's values and presents reputational risks. For example, Anthem supports smoking cessation, yet the Chamber has worked to block global anti-smoking laws ("U.S. Chamber Works Globally to Fight Antismoking Measures," New York Times, June 30, 2015).*

*Transparent reporting would reveal whether company assets are being used for objectives contrary to Anthem's long-term interests.*

**The Board of Directors recommends that shareholders vote "AGAINST" this proposal for the following reasons:**

The adoption of this proposal is unnecessary and not in the best interests of the Company or its shareholders because we already provide extensive disclosures on our lobbying activities, our Audit Committee and Board of Directors provide independent oversight of lobbying activities and our existing policies and procedures establish an effective framework for management of lobbying activities.

As one of the nation's largest health benefits companies, we play a key role advocating national health care policy and practices to benefit our customers and the general public. Health care is an increasingly regulated industry both at the federal and state level. As a result, we have a responsibility to all of our stakeholders to not only participate in the political process, but also to ensure that we have a seat at the table as important health care policy issues are debated and decisions are made. Anthem engages in lobbying activity to advocate our position on public policy issues with elected officials and others in federal and state government.

We are committed to transparency in and accountability for our lobbying and political activities as demonstrated by the following:

- ***We Provide Extensive Disclosures About Our Lobbying and Political Activities:*** We publish annually a Political Contributions & Related Activity Report ("Political Contribution Report"), which discloses the amount spent on federal lobbying activities, the amount spent on state lobbying activities, contributions to state candidates and committees (including the names of recipients and the amounts of contributions) and the amount of dues we paid to national and state business and trade associations that were at least $50,000 annually, including the portion allocated to non-deductible lobbying activity and political expenditures. Our policies and procedures for lobbying and political activities are disclosed in detail in our annual Political Contribution Report, which is available on our website at *www.antheminc.com* under "About Anthem, Inc. – Government Relations – Political Contributions."
- ***Our Audit Committee and Board of Directors Provide Independent Oversight of Our Lobbying and Political Activities:*** The Audit Committee, which consists entirely of independent directors, reviews at least annually, our lobbying and political strategy, expenditures and activities and oversees compliance with our policies and procedures regarding lobbying and political expenditures and activities. In addition, the Board of Directors regularly receives public affairs updates from management.
- ***Existing Policies Establish an Effective Framework for Management of Lobbying and Political Activities:*** The risks associated with lobbying and political activities are managed in accordance with our enterprise risk management framework. In addition, our Internal Audit Department assesses the risks related to lobbying and political activities within its annual risk assessment process. Like most major corporations, we are a member of a number of trade associations to help advance our public policy agenda and related business goals. Given the variety of business issues in which many associations are engaged, Anthem does not necessarily agree with all positions taken by every association where we are a member and we take these situations into consideration annually when determining membership. Payments to trade associations are subject to the same "Core Principles for Participation" as other lobbying and political activities and Audit Committee review and oversight.
- ***We are Transparent About Our Lobbying Activities:*** We file federal Lobbying Disclosure Act Reports each quarter. You can find copies of our Lobbying Disclosure Reports at http://soprweb.senate.gov/index.cfm?event=selectfields. These reports provide information about expenditures for the quarter and identify the employees who lobbied on our behalf. We also file periodic reports with state agencies reflecting state lobbying activities. In addition, we participate in various trade associations that are required to disclose their own lobbying expenditures under the Lobbying Disclosure Act.

Adoption of this shareholder proposal is not necessary in light of the extensive disclosure we currently provide and the independent oversight of our lobbying and political activities by our Audit Committee and Board of Directors. Our existing policies and procedures establish an effective framework for the management of lobbying and political activities and any related risks. Moreover, adoption of this proposal is not an efficient use of resources.

### Recommendation

**For the reasons described above, the Board recommends a vote AGAINST this proposal.**

**EXHIBIT C**

2013 Proxy

Employment Agreement has an initial term of one year, which term is automatically extended until one year after the date on which either we or the executive officer provides notice of non-renewal. The executive officer's employment terminates upon the disability or death of the executive officer, or we may terminate the executive officer with or without Cause (as defined in the Executive Agreement Plan). Upon termination of employment, the executive officer may be entitled to the benefits set forth in the Executive Agreement Plan as set forth above. The Plan Employment Agreement also contains the restrictive covenants set forth in the Executive Agreement Plan. Messrs. Cannon, DeVeydt and Goulet, and Ms. Beer are parties to the Plan Employment Agreement and Mr. Madabhushi was a party until his termination. In addition, Mr. Swedish became a party to the Plan Employment Agreement upon commencing employment on March 25, 2013.

**Separation Agreement**

We entered into a Separation Agreement with Mr. Madabhushi effective September 19, 2012. Mr. Madabhushi remained employed with us as an employee but not an officer through January 2, 2013, receiving base salary and monthly DEC payments from September 20, 2012 through January 2, 2013. Mr. Madabhushi agreed to forego any AIP payment that he might otherwise be entitled to and he also agreed that, notwithstanding the grant agreements, all equity grants not vested as of September 19, 2012 were cancelled and forfeited on September 19, 2012. Mr. Madabhushi also ceased accruing paid time off as of September 19, 2012. Following his termination, Mr. Madabhushi received a lump sum cash payment of $2,256,599. Mr. Madabhushi also received severance payments and other benefits under the Executive Agreement Plan as described above upon the execution of a release of claims, which payments are conditioned upon his compliance with the restrictive covenants set forth in his Plan Employment Agreement.

## PROPOSAL NO. 4
## SHAREHOLDER PROPOSAL TO REQUIRE SEMI-ANNUAL REPORTING ON POLITICAL CONTRIBUTIONS AND EXPENDITURES

We have been informed that Harrington Investments, Inc. ("Harrington"), 1001 2nd Street, Suite 325, Napa, California 94559, a beneficial owner of 100 shares of our common stock, intends to introduce at the annual meeting the following resolution. The following shareholder proposal will be voted on at the annual meeting only if properly presented by or on behalf of Harrington. In accordance with SEC rules, the text of the proposed shareholder resolution and supporting statement is printed verbatim from its submission.

*"**Resolved,** that the shareholders of WellPoint, Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:*

1. *Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.*
2. *Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:*
    a. *An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and*
    b. *The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.*

*The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website."*

The proponent has furnished the following statement:

*"As long-term shareholders of WellPoint, Inc., we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.*

*Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's* Citizens United *decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.*

*Publicly available data does not provide useful insight into the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax-exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck, and Microsoft that support political disclosure and accountability and present this information on their websites.*

*The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform."*

**Recommendation**

**The Board of Directors recommends a vote AGAINST this proposal.**

We are committed to participating in the political process in a responsible way that serves the Company's best interests and the best interests of our shareholders and customers. Our Board already oversees and receives significant information related to the Company's political contributions and expenditures, and we already provide extensive disclosure of our corporate political contributions and activities. Therefore, implementation of this proposal would be unnecessary and not in the best interests of shareholders.

Our corporate political activities are overseen by our Board and management and are an important part of our corporate strategy. In accordance with its charter, the Audit Committee reviews at least annually, the Company's political strategy, contributions and activities and oversees compliance with the Company's policies and procedures regarding political contributions and activities. In additions, our Board receives regular updates on public affairs from management. The risks associated with political and lobbying activities are managed in accordance with our enterprise risk management framework, including reviews by our Internal Audit Department. The Board oversees the enterprise risk management framework. Our management possesses detailed knowledge about the opportunities and challenges facing the Company and thus is best suited to decide, with the oversight of the Board, which issues are important to the Company.

Furthermore, we already disclose much of the information requested by this proposal. As a result, adoption of this proposal would result in additional administrative burden and be duplicative of the many reports that are already publicly available. For example, we publish annually a very extensive Political Contributions & Related Activity Report that discloses information about our political contributions and lobbying activities. This report is available on our website and discloses the following items:

- WellPoint's policies and procedures for political contributions and lobbying activities, including the title of associates involved with and required to approve political contributions and lobbying activities;

- The aggregate amount spent on state and federal lobbying activities;
- An itemized report of all contributions by WellPoint to state candidates and committees, including the names of recipients and the amounts of contributions;
- An itemized report of the amount of annual dues WellPoint paid to national and state business and trade associations that were at least $50,000, including the portion allocated to non-deductible lobbying activity and political expenditures; and
- Information about WellPoint's political action committee ("WellPAC") (the non-partisan political action committee of WellPoint associates), including an itemized report of all political contributions by WellPAC to (i) federal candidates, (ii) federal PACs and party committees, (iii) state candidates and party committees, and (iv) other organizations.

In addition, our Standards of Ethical Business Conduct disclose our policies for political activity and contributions and lobbying activities by associates. These Standards are also available on our website.

We also comply with all disclosure requirements pertaining to political contributions and lobbying under federal, state and local laws. In addition to the disclosures about our political contributions and lobbying activities available on our website, detailed information about WellPAC contributions and our political contributions and expenditures is available on the Federal Election Commission website and through the websites of individual state agencies. In this regard, we file a quarterly federal lobbying disclosure report, which is publicly available and includes the amount of dues we pay to national trade associations that are non-deductible for federal lobbying expenses. In turn, these trade associations are all required to disclose their lobbying expenditures under the Lobbying Disclosure Act of 1995 and to report their lobbying expenditures to the United States Senate.

Additionally, our expenses related to political and lobbying activities are not financially material. In 2012, total payments for political and lobbying activities accounted for less than one-tenth of one percent of our overall operating costs. Requiring us to provide additional reporting on our political contributions and activities beyond the disclosure we currently provide would require us to expend additional resources and management time without providing any real benefit to shareholders. Furthermore, any additional disclosure of proprietary information related to our corporate strategy could result in a competitive disadvantage to us.

We believe that our current policies and disclosures, including the robust oversight provided by our Board and management and the detailed disclosure of our political contributions, policies, procedures and activities in our Political Contributions & Related Activity Report, make this proposal unnecessary. Accordingly, we believe that this proposal is not in the best interests of shareholders.

**For the reasons described above, the Board recommends a vote AGAINST this proposal. Proxies will be voted AGAINST the proposal unless you specify otherwise.**

By Order of the Board of Directors,



Kathleen S. Kiefer
*Corporate Secretary*

**EXHIBIT D**

2012 Proxy

Participants who are executive vice presidents or senior vice presidents as of April 1, 2009 were also, in certain circumstances, entitled to full tax gross-up for taxes on excess parachute payments. This full tax gross-up benefit was eliminated from the Executive Agreement Plan effective March 1, 2012.

The Executive Agreement Plan payments and benefits of each participant are conditioned upon the participant's compliance with restrictive covenants and execution of a release of claims against us. The Executive Agreement Plan provides that if a participant breaches any restrictive covenant or fails to provide the required cooperation, (1) such participant shall repay to us any severance benefits previously received, as well as an amount equal to the fair market value of restricted stock vested and gain on stock options exercised within the 24-month period prior to such breach, (2) no further severance pay or benefits shall be provided to such participant, and (3) all outstanding unexercised stock options and unvested restricted stock shall be cancelled and forfeited.

Messrs. DeVeydt, Goulet and Sassi and Ms. Beer participate in the Executive Agreement Plan.

**Plan Employment Agreement**

As set forth above, for an executive officer to become eligible to participate in the Executive Agreement Plan, he or she must enter into an employment agreement with us (the "Plan Employment Agreement"). The Plan Employment Agreement has an initial term of one year, which term is automatically extended until one year after the date on which either we or the executive officer provides notice of non-renewal. The executive officer's employment terminates upon the disability or death of the executive officer, or we may terminate the executive officer with or without Cause (as defined in the Executive Agreement Plan). Upon termination of employment, the executive officer may be entitled to the benefits set forth in the Executive Agreement Plan as set forth above. The Plan Employment Agreement also contains the restrictive covenants set forth in the Executive Agreement Plan. Messrs. DeVeydt, Goulet and Sassi and Ms. Beer are parties to the Plan Employment Agreement.

## PROPOSAL NO. 4
## SHAREHOLDER PROPOSAL TO REQUIRE REPORTING ON POLITICAL CONTRIBUTIONS AND EXPENDITURES

We have been informed that Harrington Investments, Inc. ("Harrington"), 1001 2nd Street, Suite 325, Napa, California 94559, a beneficial owner of 100 shares of our common stock, intends to introduce at the annual meeting the following resolution. The following shareholder proposal will be voted on at the annual meeting only if properly presented by or on behalf of Harrington. In accordance with SEC rules, the text of the proposed shareholder resolution and supporting statement is printed verbatim from its submission.

*"**Resolved,** that the shareholders of WellPoint, Inc. ("Company") hereby request that the Company provide a report, updated semi-annually, disclosing the Company's:*

1. *Policies and procedures for political contributions and expenditures (both direct and indirect) made with corporate funds.*

2. *Monetary and non-monetary contributions and expenditures (direct and indirect) used to participate or intervene in any political campaign on behalf of (or in opposition to) any candidate for public office, and used in any attempt to influence the general public, or segments thereof, with respect to elections or referenda. The report shall include:*

    a. *An accounting through an itemized report that includes the identity of the recipient as well as the amount paid to each recipient of the Company's funds that are used for political contributions or expenditures as described above; and*

b. *The title(s) of the person(s) in the Company responsible for the decision(s) to make the political contributions or expenditures.*

*The report shall be presented to the board of directors or relevant board oversight committee and posted on the Company's website."*

The proponent has furnished the following statement:

*"As long-term shareholders of WellPoint, Inc., we support transparency and accountability in corporate spending on political activities. These include any activities considered intervention in any political campaign under the Internal Revenue Code, such as direct and indirect political contributions to candidates, political parties, or political organizations; independent expenditures; or electioneering communications on behalf of federal, state or local candidates.*

*Disclosure is consistent with public policy, in the best interest of the company and its shareholders, and critical for compliance with federal ethics laws. Moreover, the Supreme Court's* Citizens United *decision recognized the importance of political spending disclosure for shareholders when it said "[D]isclosure permits citizens and shareholders to react to the speech of corporate entities in a proper way. This transparency enables the electorate to make informed decisions and give proper weight to different speakers and messages." Gaps in transparency and accountability may expose the company to reputational and business risks that could threaten long-term shareholder value.*

*Publicly available data does not provide useful insight into the Company's political expenditures. For example, the Company's payments to trade associations used for political activities are undisclosed and unknown. In some cases, even management does not know how trade associations use their company's money politically. The proposal asks the Company to disclose all of its political spending, including payments to trade associations and other tax-exempt organizations for political purposes. This would bring our Company in line with a growing number of leading companies, including Exelon, Merck, and Microsoft that support political disclosure and accountability and present this information on their websites.*

*The Company's Board and its shareholders need comprehensive disclosure to be able to fully evaluate the political use of corporate assets. Thus, we urge your support for this critical governance reform."*

**Recommendation**

**The Board of Directors recommends a vote AGAINST this proposal.**

This proposal requests a semi-annual report on our policies and procedures for political contributions and expenditures and the payments made in relation to these activities. The Board recommends that you vote against this proposal because we already provide significant disclosure of our corporate political contributions, expenditures and activities in an annual report and implementation of this proposal would not be in the best interest of shareholders.

Our corporate political activities are overseen by our Board and management and are an important part of our corporate strategy. Our management possesses detailed knowledge about the opportunities and challenges facing the Company and thus is best suited to decide, with the oversight of the Board, which issues are important to the Company. Requiring us to provide additional reporting on our political contributions and activities beyond the disclosure we currently provide (including a semi-annual report as requested in the shareholder proposal as opposed to our current annual report) would require us to expend additional resources and management time without providing any real benefit to shareholders.

We already publish annually a very extensive Political Contributions & Related Activity Report that discloses information about our political contributions and lobbying activities. This report is available on our website and discloses the following items:

- Our policies and procedures for political contributions, including the title of associates involved with and required to approve political contributions;
- An itemized report that includes the identity of the recipient as well as the amounts of all contributions by us to state candidates and committees by state;
- Information about our political action committee ("PAC")—an itemized report that includes the identity of the recipient of political contributions as well as the amounts of all contributions by WellPAC (the non-partisan political action committee of our associates) to (i) federal candidates by state, (ii) federal PACs and party committees, (iii) state candidates and party committees by state, and (iv) other WellPAC contributions;
- The aggregate amount we spent on state and federal lobbying activities; and
- Beginning in 2011, an itemized report of the amount of dues we paid to national and state business and trade associations that were at least $50,000, including the portion allocated to lobbying activity.

Furthermore, our Standards of Ethical Business Conduct discloses our policies for political activity and contributions and lobbying activities by associates. These Standards are available on our website.

We also comply with all disclosure requirements pertaining to political contributions and lobbying under federal, state and local laws. In addition to disclosure about our political contributions and lobbying activities available on our website, detailed information about our PAC contributions and our political contributions and expenditures is available on the Federal Election Commission website and through the websites of individual states' agencies. In this regard, we file a quarterly federal lobbying disclosure report, which is publicly available and includes the amount of dues we pay to national trade associations that are non-deductible for federal lobbying expenses. In turn, these trade associations are all required to disclose their lobbying expenditures under the Lobbying Disclosure Act of 1995 and to report their lobbying expenditures to the United States Senate. Thus, adoption of this proposal would result in additional administrative burdens, and be duplicative of the many reports which are already publicly available.

We believe that our current Political Contributions & Related Activity Report, which provides detailed disclosure of our political contributions, policies, procedures and activities, as described above, and the robust Board and management oversight, make this proposal unnecessary. We are committed to participating in the political process in a responsible way that serves our best interests and the best interests of our shareholders and customers.

**For the reasons described above, the Board recommends a vote AGAINST this proposal.**

By Order of the Board of Directors



John Cannon
*Secretary*

**EXHIBIT E**

8-K 1 d194723d8k.htm FORM 8-K

# UNITED STATES
# SECURITIES AND EXCHANGE COMMISSION
**Washington, D.C. 20549**

# FORM 8-K

**CURRENT REPORT**
**Pursuant to Section 13 or 15(d) of the**
**Securities Exchange Act of 1934**

**Date of Report (Date of earliest event reported): May 20, 2016 (May 19, 2016)**

# ANTHEM, INC.
**(Exact name of registrant as specified in its charter)**

| Indiana | 001-16751 | 35-2145715 |
|---|---|---|
| (State or other jurisdiction of incorporation) | (Commission File Number) | (IRS Employer Identification No.) |

**120 Monument Circle**
**Indianapolis, IN 46204**
**(Address of principal executive offices) (Zip Code)**

**Registrant's telephone number, including area code: (317) 488-6000**

**N/A**
**(Former name or former address, if changed since last report)**

Check the appropriate box below if the Form 8-K filing is intended to simultaneously satisfy the filing obligation of the registrant under any of the following provisions (*see* General Instruction A.2. below):

☐ Written communications pursuant to Rule 425 under the Securities Act (17 CFR 230.425)

☐ Soliciting material pursuant to Rule 14a-12 under the Exchange Act (17 CFR 240.14a-12)

☐ Pre-commencement communications pursuant to Rule 14d-2(b) under the Exchange Act (17 CFR 240.14d-2(b))

☐ Pre-commencement communications pursuant to Rule 13e-4(c) under the Exchange Act (17 CFR 240.13e-4(c))

**Section 5 – Corporate Governance and Management**

**Item 5.07 Submission of Matters to a Vote of Security Holders**

Anthem, Inc. (the "Company") held its Annual Meeting of Shareholders on May 19, 2016. The shareholders of the Company voted as follows on the matters set forth below.

1. **Election of Directors**. The following nominees for director were elected to serve three-year terms to expire at the annual meeting of shareholders in 2019, based on the following votes:

| Nominee | For | Against | Abstain | Broker Non-Votes |
|---|---|---|---|---|
| George A. Schaefer, Jr. | 206,550,903 | 5,559,452 | 328,322 | 14,457,733 |
| Joseph R. Swedish | 202,480,371 | 7,939,150 | 2,019,156 | 14,457,733 |
| Elizabeth E. Tallet | 205,295,435 | 6,817,749 | 325,493 | 14,457,733 |

The following nominee for director was elected to serve a two-year term to expire at the annual meeting of shareholders in 2018, based on the following votes:

| Nominee | For | Against | Abstain | Broker Non-Votes |
|---|---|---|---|---|
| Lewis Hay, III | 211,161,813 | 919,875 | 356,989 | 14,457,733 |

2. **Ratification of the Appointment of Ernst & Young LLP**. The appointment of Ernst & Young LLP as the Company's independent registered public accounting firm for 2016 was ratified based upon the following votes:

| For | Against | Abstain |
|---|---|---|
| 224,154,557 | 2,565,489 | 176,364 |

3. **Advisory approval of the Company's executive compensation**. The shareholders approved the advisory vote on the compensation of the Company's Named Executive Officers based upon the following votes:

| For | Against | Abstain | Broker Non-Votes |
|---|---|---|---|
| 205,251,490 | 6,564,691 | 622,496 | 14,457,733 |

4. **Shareholder proposal regarding lobbying disclosure.** The shareholder proposal was not approved based on the following votes:

| For | Against | Abstain | Broker Non-Votes |
|---|---|---|---|
| 18,492,544 | 179,801,320 | 14,144,813 | 14,457,733 |

## SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned hereunto duly authorized.

Dated: May 20, 2016

ANTHEM, INC.

By: /s/ Kathleen S. Kiefer
Name: Kathleen S. Kiefer
Title: Corporate Secretary